

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

July 18, 2008

<u>Via U.S. Mail and Facsimile</u>

Bruce D. Jackson
President, Chief Executive Officer
c/o Brian J. McDonald
5781 Cranley Drive
West Vancouver, B.C. V7W 1T1

> **Re: Osprey Ventures, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2, as**
> **amended on Form S-1**
> **Filed July 11, 2008**
> **File No. 333-148625**

Dear Mr. Jackson:

We have reviewed your amended filing and your response letter dated July 11, 2008 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Directors and officers are allowed to participate in the direct offer …, page 13</u>

1. We note your response to comment two. While you have included a risk factor discussing the directors' and officers' ability to purchase an unlimited amount of shares to achieve the minimum subscription level, you do not discuss the risk to investors that the subscription level may be met even if outside investors have little interest in the Company. Please revise this risk factor by discussing the insiders' ability to influence whether the minimum subscription level is met regardless of the amount of purchases made by non-insider subscribers.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, Mellissa Campbell Duru at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Brian J. McDonald (604-608-3854)
       Mellissa Campbell Duru
       Sean Donahue